United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated February 25, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: February 25, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 25, 2004	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FOURTH QUARTER 2003
(Peso amounts are stated in millions in constant terms as of December 31, 2003)
RESULTS OF OPERATIONS

4Q03 vs. 4Q02

Net Sales
For the full year 2003, GIMSA's volume rose 1% versus a 3% decline in volume in the full-year 2002.

In 4Q03, GIMSA's sales volume increased 1%. The reason for the increase was largely two-fold: (1) some customers increased the percentage of corn flour in their raw-material mix, and (2) GIMSA developed new types of corn flour for tortilla chips, which met customers' needs. To a lesser extent, higher sales to supermarket in-store tortilla shops also contributed to the volume increase.

Net sales increased 9% to Ps 1,359 million, reflecting mainly higher corn flour prices implemented in connection with higher corn costs.

Cost of sales
Cost of sales as a percentage of net sales increased to 71.7% from 68.9% due to higher corn costs. Gross profit remained flat in absolute terms, however, as a result of higher net sales and lower gross margin. In absolute terms, cost of sales increased 13% to Ps 975 million, mainly because of higher corn costs and, to a lesser extent, higher fuel, electricity, and additive costs.

Selling, General, and Administrative Expenses (SG&A)
SG&A as a percentage of net sales improved to 18.1% from 19.6% due to better expense absorption related to higher corn flour prices. In absolute terms, SG&A stayed flat at Ps 246 million. GIMSA lowered administrative expenses by 6%, and selling expenses increased 3% due to improvements in the commercialization and customer-service infrastructure.

Operating Income
Operating income as a percentage of net sales fell to 10.2% from 11.4% and, in absolute terms, declined 4% to Ps 138 million.

Net Comprehensive Financing Cost

Items	4Q03	4Q02	Change	Comments
	Ps millions	Ps millions	Ps millions
Interest expense	2	2	-
Interest income	(18)	(28)	10	Lower interest rates
Foreign exchange loss (gain)	1	3	(2)
Monetary position loss (gain)	29	30	(1)
Total	14	7	7

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing resulted in income of Ps 22 million, compared to an expense of Ps 67 million in 4Q03. The Ps 90 million difference resulted from provisions for deferred taxes, which do not represent cash flow.

Majority Net Income
Majority net income increased 166% to Ps 136 million due to aforementioned deferred tax provisions. Majority net income as a percentage of net sales increased to 10.0% from 4.1%.

FINANCIAL POSITION

December 2003 vs. September 2003

On December 31, 2003, assets totaled Ps 7,122 million, 2% higher than the total on September 30, 2003, due to higher corn inventories following the seasonal procurement during Mexico's winter crop.

Total liabilities on December 31, 2003, were Ps 1,320 million, 2% higher, due to higher trade accounts payable in connection with the aforementioned build-up of corn inventories during the winter crop season.

Stockholders' equity on December 31, 2003, was Ps 5,802 million, representing a 2% increase.

FINANCIAL RATIOS

Operational Ratios

	4Q03	3Q03	4Q02
Accounts receivable outstanding (days to sales)	46	48	54
Inventory turnover (days to cost of sales)	108	91	109
Net working capital turnover (days to sales)	122	120	121
Asset turnover (total assets to sales)	1.3	1.3	1.5

Profitability Ratios

	4Q03%	3Q03%	4Q02%
ROA	4.7	3.5	5.6
ROE	5.8	4.3	7.0
ROIC	3.9	3.9	5.1

CONFERENCE CALL
The company will hold a conference call to discuss 4Q03 results on February 26, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the U.S. or Canada please call (800) 865-4415; international or local callers dial (973) 409-9255. Pass code: GRUMA. The conference call will also be web-cast live via the GRUMA corporate website,www.gruma.com. For the conference replay, please call (877) 519-4471 from the U.S. or Canada or (973) 341-3080 for international or local callers. Pass code: 4539722. For additional details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2003, the company's market share was approximately 76% within Mexico's corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2003, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q03**	4Q02	VAR (%)	3Q03	VAR (%)	**2003**	2002	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**360**	356	1	350	3	**1,395**	1,386	1
RETAIL	**52**	53	(3)	53	(3)	**205**	206	(1)
BULK	**308**	303	2	297	4	**1,191**	1,179	1
NET SALES	**1,359**	1,252	9	1,321	3	**5,201**	4,952	5
GROSS PROFIT	**384**	389	(1)	357	8	**1,361**	1,467	(7)
GROSS MARGIN (%)	**28.3%**	31.1%		27.0%		**26.2%**	29.6%	
OPERATING INCOME	**138**	143	(4)	107	30	**394**	528	(25)
OPERATING MARGIN (%)	**10.2%**	11.4%		8.1%		**7.6%**	10.7%	
COMPREHENSIVE FINANCING COST (INCOME)	**14**	7		(0)		**5**	28	
INTEREST EXPENSE	**2**	2		2		**7**	13	
INTEREST INCOME	**(18)**	(28)		(14)		**(67)**	(77)	
FOREIGN EXCHANGE LOSS (GAIN)	**1**	3		0		**4**	5	
MONETARY POSITION LOSS (GAIN)	**29**	30		12		**61**	87	
OTHER (INCOME) EXPENSE	**(3)**	5		(4)		**(8)**	7	
TAXES AND EMPLOYEES' PROFIT SHARING	**(22)**	67	(133)	37	(161)	**65**	96	(32)
NET INCOME	**149**	64	134	74	101	**332**	397	(16)
MAJORITY NET INCOME	**136**	51	166	72	89	**312**	378	(17)
EARNINGS PER SHARE[1]	**0.15**	0.06	166	0.08	89	**0.34**	0.41	(17)
EARNINGS PER ADR (US$)[2]	**0.20**	0.07	166	0.10	89	**0.45**	0.55	(17)
DEPRECIATION AND AMORTIZATION	**64**	66		65		**261**	269	
EBITDA[3]	**202**	210	(4)	171	18	**655**	796	(18)
CAPITAL EXPENDITURES	**20**	(3)		29		**81**	31	

BALANCE SHEET SUMMARY	**Dec-03**	Dec-02	VAR (%)	Sep-03	VAR (%)
CASH AND CASH EQUIVALENTS	**188**	59	219	169	11
TRADE ACCOUNTS RECEIVABLE	**694**	756	(8)	711	(2)
OTHER ACCOUNTS RECEIVABLE	**950**	933	2	1,016	(6)
INVENTORIES	**1,167**	1,045	12	980	19
CURRENT ASSETS	**3,088**	2,796	10	2,916	6
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,896**	4,094	(5)	3,935	(1)
TOTAL ASSETS	**7,122**	7,260	(2)	7,001	2
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**343**	471	(27)	247	39
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,320**	1,496	(12)	1,297	2
STOCKHOLDERS' EQUITY	**5,802**	5,764	1	5,704	2
MAJORITY STOCKHOLDERS' EQUITY	**5,453**	5,426	1	5,366	2
CURRENT ASSETS/CURRENT LIABILITIES	**9.01**	5.94		11.82	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.23**	0.26		0.23	
BOOK VALUE PER SHARE[1]	**5.94**	5.91		5.84	

[1] Based on 918,405,000 shares outstanding as of December 2003, December 2002 and September 2003.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.24 per dollar as of December 31, 2003.

[3] EBITDA = operating income + depreciation and amortization.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS			78,937	-	-	94,526	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**78,937**	**0**	**0**	**94,526**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			156,494	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**156,494**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**235,431**	**0**	**0**	**94,526**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	1,400,629	2,839,571	1,389,783	5,180,653	76	MASECA	SUPER MARKET
	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		2,839,571		5,180,653			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	5,546	20,156	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		20,156			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	PORTION	MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S